UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
InGen Dynamics, Inc.

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   July 21, 2015

Physical address of issuer
2225 East Bayshore Road, #100
Palo Alto, California 94303

Website of issuer
www.aidorobot.com

Name of intermediary through which the offering will be conducted
Opendeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2.0% of securities sold during the offering.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$352,000.00

Deadline to reach the target offering amount
February 28, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$185.00	$0.00
Cash & Cash Equivalents	$185.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$287,603.00	$3,573.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$824.00	$0.00
Net Income	$(354,345.00)	$(3,639.00)

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

REGULATION CROWDFUNDING OFFERING STATEMENT (Dated November 6, 2017)



InGen Dynamics, Inc.

2225 East Bayshore Road, #100
Palo Alto, California 94303
(415) 992-7581
www.aidorobot.com

UP TO $352,000 OF CROWD SAFES
MINIMUM OF $25,000

InGen Dynamics, Inc. ("InGen Dynamics," "we," or "us"), is offering up to $352,000 worth of Crowd Safes of the Company. The minimum target offering is $25,000 (the "Target Offering Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by February 28, 2018. If the Company does not raise its Target Offering Amount by February 28, 2018, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned (the "Minimum Offering Period"). The Company will accept oversubscriptions in excess of the Target Amount of up to $352,000 on a first come, first served basis.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.

Republic will notify investors when the Target Offering Amount has been met by placing language to that effect on the offering page.

If an investor does not cancel an investment commitment before the 48-hour period prior to February 28, 2018, his or her funds will be released to the Company upon a closing of the Offering and he or she will receive securities in exchange for his or her investment.

If the Company notifies investors of a material change to the Offering and the investor does not reconfirm his or her investment commitment thereafter, the investor's investment commitment will be cancelled and the investor's committed funds will be returned to the investor.

***

These are speculative securities. A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on Page 8.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 227.100 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market will ever exist.

You should rely only on the information contained in this Offering Statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this Offering Statement. This Offering Statement is an offer to sell Crowd Safes offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Statement is current only as of its date.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Offering Statement contained forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgements are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

We urge you to read this Offering Statement, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this Offering Statement are qualified by these cautionary statements. The forward-looking statements contained in this Offering Statement speak only as of the date of this Offering Statement. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

OFFERING SUMMARY

The following summary highlights selected information contained in this Offering Circular. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this Offering Statement, including, but not limited to, the Risk Factors beginning on Page 8.

Our Company

InGen Dynamics, Inc. is a Delaware corporation that has designed and is developing "Aido," an interactive personal home robot and extendable service and domestic robotic technology platform that can be used in households, retail spaces, and senior homes for various utility purposes.

The Offering

The following description is a brief summary of the material terms of the Offering and is qualified in its entirety by the terms contained in the Crowdfunding Simple Agreement for Future Equity (the "Crowd Safe").

We are offering investors Crowd Safes – a simple agreement for future equity which is issued by the Company for bona fide financing purposes and which may convert into capital stock in accordance with its terms. The Crowd Safe will only convert in the event of a future equity financing involving the Company's Common Stock, Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase Common Stock or Preferred Stock (some exceptions apply) at the Company's discretion or upon a change of control or Initial Public Offering (a "Liquidity Event").

There will be two (2) separate types of Crowd Safes being issued in this Offering: (1) a Crowd Safe with a valuation cap of **$15,000,000** and (2) a Discounted Crowd Safe with a valuation cap of **$10,500,000**, to be issued to the participants of the prior Indiegogo reward based crowdfunding campaign that ended in March 2017.

The Crowd Safe may convert at the election of the Company or in a subsequent corporate transaction. If there is a qualified equity financing (defined as being over $1,000,000 and excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes, with the principal purpose of raising capital) (the "Equity Financing"), your Crowd Safe may convert. The Crowd Safes convert into a conversion price that results in a greater number of shares of capital stock based on a discount rate or valuation cap at the time of the initial equity financing. The Crowd Safes convert based on (1) a 10% discount to the price to be paid by the new investors in the qualified equity financing or (2) the applicable valuation cap as described above.

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes. If you contributed to the Aido product through the Company's previous rewards based crowdfunding campaign that ended in

March 2017, you will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

Our minimum target raise is $25,000 and we will accept up to $352,000 from investors through Regulation Crowdfunding before the deadline of February 28, 2018.

Perks

To encourage participation in this Offering, the Company is providing specific perks for investors. The Company is of the opinion that these perks do not alter the sales price or costs basis of the Crowd Safe in this Offering. Rather, the perks are promotional discounts on future purchases of the core products of the Company. The perks for the Offering are as follows:

Investment Amount	Offering Perk*
$199 - $499	**Reserve one (1) Aido Mini at a discounted price of $299**** Aido Mini comes with all the features except the mobility module. $299 will be due when the product is ready.
$500 - $1,499	**Reserve one (1) Aido Classic at a discounted price of $699**** (Regular price is $1500). Aido Classic comes with the interactive touch screen, head projector, software, Companion App, and the mobility module. $699 will be due when the product is ready.
$1,500 – $1,999	**Reserve one (1) Aido Class version**** Aido classic comes with the interactive touch screen, head projectors, software, Companion App and the mobility module.
$2,000 - $4,999	**Reserve one (1) Aido Premium version**** Aido Premium comes with the interactive touch screen, head projectors, software, Companion App, higher resolution body projector, and the mobility module.
$5,000 +	**Reserve two (2) space grey Aido Premium version**** Aido Premium comes with the interactive touch screen, head projectors, software, Companion App, higher resolution body projector, and the mobility module.

All Aidos are Special Edition which comes with:

- o Serial Number
- o Ownership Certificate
- o Personal Engraving with Investors' name

*Disclaimer: Perks are not a direct purchase but rather a contribution to a concept or work-in-progress. The specifications, functionality and features of Aido are subject to change, delivery may be delayed, or, the delivery may never occur. The Company's Indiegogo backers will be fulfilled first before these perks are delivered. Perks will be shipped when they are ready for market.
** Investors will be notified once products are ready to ship, and Investor may decide if they would like to purchase the product at a discounted price.

RISK FACTORS

An investment in our Crowd Safes involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before investing in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the value of our common stock could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We are selling Crowd Safes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company.

These Crowd Safes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a change of control, an IPO, or other corporate transaction that occurs before an equity financing, investors will receive a cash payment equal to the purchase price or the amount of Common Stock they would have been able to purchase using the valuation cap. If there is an equity financing, the Crowd Safes will convert into shares of non-voting shares of a to-be-determined class of Preferred Stock for Non-Major Investors, or upon the discretion of the Company, the Crowd Safes will continue the term without converting the purchase price into capital stock. Therefore, if you choose to invest, you should be prepared that your Crowd Safes may never convert and may have no value. The Crowd Safes convert at a discount of 10%, or based on a valuation cap – meaning, Investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of the conversion, if any, might value the Company at an amount well below $15 million valuation cap, so you should not view the $15 million as being an indication of the Company's value, nor should you view the preferred valuation cap of $10.5 million as being an indication of the Company's value.

We have limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed on July 21, 2015 and we have not yet begun delivering our first products. To date, we have no revenues. Our products require significant investment prior to commercial release, and may never be successfully developed or commercially successful.

We operate in a competitive industry that is subject to rapid technological change, and we expect competition to increase.

There are several other companies that have developed or are developing technology and devices that compete with Aido. Our principal competitors in the service robotics market consist of Jibo, Sota, Buddy, Pepper and Amazon Echo. These or other service robotics products and companies, academic and research institutions, or others, may develop new technologies that provide a superior personal robotics device, are more effective in addressing the key problems Aido is developed to address, or are less expensive than Aido or our future products. Our technologies and products could be rendered obsolete by such developments.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have great financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers, could have long-standing or contractual relationships with competitors or other robotics companies.

Potential customers may be reluctant to adopt Aido. If we are not able to compete effectively, our business and results of operations will be negatively impacted.

Our operating costs may be unpredictable.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

Marketing costs are volatile and can impact our growth and profitability.

Marketing of our product and Company can be done through a variety of outlets, and part of the success of our product may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

There can be no assurance that we will develop our products on our projected timelines or at all, or that the product will function as intended once developed.

There can be no assurance that we can develop Aido to be a saleable or successful product. There can be no assurance that we will be able to develop the product on time or at all, or that the product will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected.

If we do not timely introduce successful products, our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to: (i) anticipate technology and market trends; (ii) timely develop innovative new products and enhancements; (iii) distinguish our products from those of our competitors; (iv) manufacture and deliver high-quality products; and (v) price our products competitively.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of service robotics is a capital-intensive business. Even if we successfully raise $352,000 from this offering, we estimate that we will need to raise additional capital in the future to fully commercialize Aido and future products. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales channels, improve product components, and make the investments in tooling and manufacturing equipment required to launch our products. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Our success is highly dependent on key current management.

Our success is highly dependent on Arshad Hisham A.P.M., our founder and Chief Executive Officer. Mr. Hisham has been the driving force behind the development of our robotics technology and the Company. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Mr. Hisham.

The risks inherent in borrowing capital may have a material adverse effect on our business.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management has discretion on use of proceeds generated from this offering.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the applicable and allocation of the proceeds of this offering.

A single majority stockholder has control of the Company.

The Company's sole director and majority shareholder is Arshad Hisham. Investors in this offering are minority shareholders and as such, will not be able to control the management of the Company.

We were recently accepted into the Plug and Play accelerator. Plug and Play may choose to invest in the company and you may get diluted as a result.

We have been accepted to participate in the Plug and Play accelerator. As part of our acceptance into the accelerator, Plug and Play may choose to participate in the next equity financing round and as a result dilute your interest in the Company.

You cannot easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and no market is expected to be developed. It's unlikely that the Company will ever go public or get acquired by a bigger Company. That means the money you paid for these securities could be tied up for a long time.

We may be unable to protect our intellectual property rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on intellectual property laws, confidentiality procedures and contractual provisions, such as nondisclosure terms, to protect our intellectual property. Others may independently develop similar technology, duplicate our products, or design around our intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our product or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Investors may face dilution of their equity interest by subsequent financings and stock issuances.

The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock offered through this offering. In addition, the Company has reserved additional common stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through preferred stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. Such future issuances of preferred or common stock may dilute an Investor's investment in this offering.

Additional Disclosures.

This Offering Statement has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws. Review may have resulted in additional disclosures by the Company.

THIS COMPANY IS OFFERING THE CROWD SAFES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAW. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE CROWD SAFES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISK NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We are seeking to raise a minimum of $25,000 (the "Target Offering Amount") and up to $352,000 (the "Oversubscription Amount") in this Offering through Regulation Crowdfunding. We estimate that with the net proceeds of the sale of up to $352,000 worth of Crowd Safes will be approximately $303,776, after deducting the estimated offering expenses of approximately $48,224.

The net proceeds of this Offering will be used primarily to commercialize Aido, fulfill crowdfunding product orders, continue ecosystem engagement and to hire and grow the Aido team.

If we raise only the Target Offering Amount ($25,000), we expect to use the net proceeds from the offering as follows:

	Percent (%)	Dollar Amount ($)
Total Proceeds:	100%	$25,000
Less: Offering Expenses		
(a) Republic Fees (5% total fee)[1]	5%	$1,250
(b) FundAmerica Fees [2]	4.7%	$1,175
(c) Professional Fees [3]	4%	$1,000
Net Proceeds:	86.3%	$21,575
Use of Net Proceeds:		
(a) R&D	46.3%	$11,575
(b) Marketing	40.0%	$10,000
(c) Salaries and General Administrative Fees	--	--
(d) Professional Fees	--	--
(e) Working Capital[4]	--	--
Total Use of Net Proceeds:	100%	$25,000

If we raise fund in excess of our Target Offering Amount, and raise our Oversubscription Amount ($352,000), we expect to use the net proceeds from the offering as follows:

	Percent (%)	Dollar Amount ($)
Total Proceeds:	100%	$352,000
Less: Offering Expenses		
(a) Republic Fees (5% total fee)[1]	5%	$17,600

(b) FundAmerica Fees [2]	4.7%	$16,544
(c) Professional Fees [3]	4%	$14,080
Net Proceeds:	86.3%	$303,776
Use of Net Proceeds:		
(a) R&D	52.5%	$184,800
(b) Marketing	15%	$52,800
(c) Salaries and General Administrative Fees	10%	$35,200
(d) Professional Fees	0.3%	$1,056
(e) Working Capital[4]	8.5%	$29,920
Total Use of Net Proceeds:	100%	$352,000

(1) Republic will receive a commission equivalent to 2% of the offering in the form of Crowd Safes.
(2) FundAmerica's fees will vary based on the total number of investors, the methods by which investors fund their investments and amount per investment.
(3) Includes estimated legal, accounting and marketing expenses associated with the Offering.
(4) A portion of working capital will be used for officers' salaries.

We do not plan to use any of the proceeds from this Offering to pay off debt.

The foregoing information is based on management's best estimate. We may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds:

We do not anticipate using funds from this Offering for any Irregular Use. The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Escrow Agent & Stock Transfer Agent:

The escrow agent will be Prime Trust, LLC and the stock transfer agent will be FundAmerica, LLC for this Offering.

BUSINESS

Corporate Background and General Overview

InGen Dynamics, Inc. (the "Company") is a corporation incorporated under the laws of the State of Delaware on July 21, 2015. The Company is a robotics company focused primarily on its flagship product "Aido," a personal home robot platform and the software development, hardware design and platform development associated therewith. The Company believes that the connected home is the new technology battleground and the lack of mobility of existing personal home technology limits the possibilities of smart devices at home. A combination of mobility and new interaction paradigms such as voice command and gesture based interactions help fuel new use cases in connected homes. Aido serves as a personal utility home robot, a mobile home entertainment hub, an extensible personal assistant, keeps your home safe and healthy, an Internet of Things (IoT) hub, can be taught to improve your day, and can do much more.

Market

The market for consumer and business robots is projected to expand rapidly in the next few years. The service robotics market is expected to grow from $5.6 Billion in 2014 to $22.5 Billion in 2021[1]. Growth in connection with home devices, declining component costs and adoption of robotic devices by consumers serve as emerging trends driving the home robotics industry.

Competition

Aido competes with technology either solving specific problems or products that rely heavily on the "cool factor". Aido is designed as an extendable utility robot expected to push the envelope on gesture based interaction technology using its projectors. Aido's technology, algorithms and patterns are expected to give it a competitive advantage in the marketplace and prevent commoditization. Aido competes with the following products/companies Jibo, Sota, Buddy Pepper and Amazon Echo.

Employees

The Company has no employees. The Company's Chief Executive Officer and Sole Director has no formal contract, as of the date hereof, but post campaign, the company anticipates formalizing this relationship as well as beginning to hire employees by the end of 2017. The Company has consulting agreements in place with four (4) Indian entities: Engensis Engineering Technologies Pvt. Ltd., Sarath K.S., Siva Technology Services Ltd. and Whitesun Technologies Pvt. Ltd. Approximately 6 Full-time consultants are working on the Aido project through the consulting agreements with these entities. Additionally, InGen Dynamics has a consultancy agreement with A.H. Beta Dynamics and Robotics Pvt. Ltd., through which more than 15 full time employees of A.H. Beta Dynamics and Robotics Pvt. Ltd., are working in the field of Software Engineering, Mechanical Engineering, Electronics and Electrical design, Machine Learning and Prototyping.

Legal Proceeds

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of its knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

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[1] http://www.koreaherald.com/view.php?ud=20110118000723

The Company has filed provisional patents on the hardware and software components of Aido and plans to continue patent prosecution to completion.

Hardware. There are four (4) main hardware components that are in the process of being patented with the possibility of further patentable parts: (1) Custom Daughterboard, (2) Microcontroller for Mobility, (3) Power Management Board and (4) IR, WIFI and Laser Based Docking.

Software. There are also four (4) main software components that are patentable: (1) Indoor Positioning, (2) Task Automation, (3) Linux Intelligence Wrapper and (4) Aido Speech Engine.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RE-SULTS OF OPERATION

Financial Statements

We commenced operations in July 2015, and are still in the process of building and delivering initial Aido product orders. As such, the financial statements reflect the company's business for the period from July 21, 2015, the date of inception, to December 31, 2015 and for the year ended December 31, 2016.

Our financial statements can be found at Exhibit B to this Form C.

Financial Condition

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. The preparation of financial statements includes estimates made by management and assumptions that affect the amounts and disclosures reported. Therefore, the results may vary from those estimates provided.

We anticipate the funds from this round of financing to get us through 2017 and profits will fund us after such time based on our projections. We may consider future financing to speed the growth of our company.

The Company has primarily operated on capital raised from the sale of its securities, augmented with pre-sale income from consumer crowdfunding.

We recently completed a successful equity crowdfunding round which will also help us in building a run-way as we develop and make Aido publicly available. We expect our monthly expenses to increase significantly in 2017 and 2018 due to increased spending on research and development and further marketing activity. We currently anticipate that we have sufficient capital resources to operate for at least six months with no further investment. We anticipate the funds from this round of financing to get us through second quarter of 2018 and profits will fund us after such time based on our projections. If we need additional capital, we will consider future financing.

We anticipate additional sources of income to come from licensing Aido and related software to interested parties and pre-sales of Aido during open beta testing, which we anticipate to occur 1-2 months prior to the soft launch in 2018.

We currently expect Aido to be in beta testing in mid 2018 and to soft launch North America and Europe by the end of 2018. These are the Company's projections and are subject to change.

Operating Results

We have not yet generated any revenues during the period ended December 31, 2016 and we do not anticipate doing so until we have completed the building and delivery of Aido, which we do not anticipate occurring until the end of 2017. The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

A significant portion of our loss comes from operating expenses. Our operating expense for the period ended December 31, 2016 were $353,521 compared to $3,639 in 2015. Our operating expenses in 2016 derived 47% from Marketing, 23% from Research and Development, 22% from Professional Fees, and the remaining 8% from Salaries, Contract Labor, and general administrative fees.

As a result, our net loss for the year ended December 31, 2016 was $354,345 compared to $3,639 in 2015

Liquidity and Capital Resources

As of December 31, 2016, we had $184.69 cash on hand compared to $0 in 2015. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholder, the SAFE issuance, an Indiegogo campaign, and the Regulation Crowdfunding Offering on StartEngine.

As of December 31, 2016, the Company's total assets were $185 and liabilities $287,603 compared to $0 and $3,573, respectively, in 2015. A significant portion of the accrued expenses derive from accrued expenses for the development of our products.

Indebtedness

As of December 31, 2016, the Company had accounts payable liabilities totaling $6,221.50. The Company has no plans to use any portion of the proceeds from this Offering to pay off debt.

Previous Exempt Offerings

The Company has previously conducted the following exempt offerings since inception:

(1) Issuance of Founder's Common Stock (6,500,000 shares) at $0.0001 per share for total proceeds of $65.00.
(2) Issuance of Restricted Stock under the Company's 2015 Stock Incentive Plan (100,000 shares) at $0.0001 per share for total proceeds of $1.00.
(3) January 2016 - Issuance of a Simple Agreement for Future Equity (SAFE) in the amount of $10,000 which is convertible into the Company's next qualified preferred equity round. See "Our Securities" for more information.
(4) December 2016 to April 2017 - Issuance of Common Stock (709,200 shares) at $1.41 per share for a total proceed of $182,847 pursuant to Regulation Crowdfunding which closed on April 2017.
(5) July 2017 - Issuance of a Simple Agreement for Future Equity (SAFE) pursuant to Regulation D in the amount of $40,000 which is convertible into the Company's next qualified preferred equity round. See "Our Securities" for more information.
(6) August 2017 - Issuance of a Simple Agreement for Future Equity (SAFE) pursuant to Regulation D in the amount of $25,000 which is convertible into the Company's next qualified preferred equity round. See "Our Securities" for more information.

In addition to the Company's previous exempt offerings, the Company closed its pre-order/rewards crowdfunding campaign on Indiegogo in March 2017, with total proceeds of $889,000. No equity was issued in this Offering.

Valuation

The Company has not undertaken an independent valuation of the Company. The value of the Company depends on several factors including the successful launch of the core product, Aido, the growth of the service robotics market, and the ability to continue as a going concern.

PLAN OF OPERATIONS

Upon completion of this Offering, the Company plans to invest in the completion of the R&D of Aido and its commercialization, the fulfillment of Indiegogo campaign pre-orders, previous StartEngine campaign pre-orders, engagement with the developer ecosystem and growth of the InGen team.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANAT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Date of Service	Full-Time/Part-Time
Executive Officers:			
Arshad Hisham A.P.M.	Chief Executive Officer and Secretary	Since inception	Full-Time
Anurag Pal	Chief Financial Officer	Since inception	Part-Time; Escalon Services and Accelcia
Director:			
Arshad Hisham A.P.M.	Sole Director	Since inception	Full-Time

Our Chief Executive Officer works full-time for the Company. During the past 5 years, Mr. Hisham has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Our Chief Financial Officer works part-time for the Company as a Consultant and splits his time between InGen Dynamics, Escalon Services, and Accelcia Business Services. During the past 5 years, Mr. Pal has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Key employees serve in consulting roles.

Executive Officers

Arshad Hisham, A.P.M., Chief Executive Officer, Secretary and Sole Director

Mr. Hisham is the founder, CEO, Secretary, and Sole Director of InGen Dynamics since inception. Mr. Hisham is a serial entrepreneur and a Cranfield University (UK) MBA. Prior to founding InGen Dynamics in January 2015, Mr. Hisham was a Director at EasyTrack Technologies in Dubai, U.A.E. from October 2012 through December 2014.

He has built and run hardware automation companies in the past. He has published research papers on Robotics and has held senior roles in the past at IBM, Govt. of Australia, and Toyota. Mr. Hisham is a frequent speaker on the Robotics most recently as a keynote speaker at the annual IEEE Robotics Symposium, Boston Consulting Group's annual AI and machine learning event as well as at the industry-leading Robo-Business event among others.

Anurag Pal, Chief Financial Officer

Mr. Pal is the CFO of InGen Dynamics since inception. Since October 2012, Mr. Pal has served and continues to serve primarily as the CEO and President of Accelcia Business Services and CEO of Escalon Services, a financial services firm, and is in a part-time consulting role with the Company. Mr. Pal is an experienced financial professional with an extensive operational, finance, sales and marketing background. He has an MBA from the University of Texas at Austin, with an emphasis in Finance, and a BS Electronics and Communication Engineering from Punjab Engineering College, India and previous roles include serving as a Director at Hewlett Packard.

Key Consultants

Summendranath Ravindranath (White Sun), Leader, Software Engineering and AI.

Summendranath is a Texas Instruments alumnus with more than 15 years experience creating groundbreaking technologies including a UNDP showcased project, complex electoral polling, GPS-based data collection and state-of-the-art applications. His experience includes developing AI/software for soccer based robots.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

To date our executive officers have not received cash compensation. We anticipate that we will begin compensating our executive officers in 2017.

Compensation of Directors

We currently have a Sole Director, and he is not compensated for such role. We do not anticipate compensating our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

PRINCIPAL SECURITYHOLDERS

As of the date of this Offering, the current owners of 20% or more ownership in the company are reflected in the table below:

Beneficial Owners	Amount and Class of Securities as of [Date]	Percent (%) of Voting Power
Arshad Hisham, A.P.M.	6,500,000 shares of Common Stock	96.5%*

The voting percentage reflects only the Common Stock shares outstanding minus the stock incentive plan. Mr. Hisham owns 73.31% of the Company on a fully-diluted basis.

RELATED PARTY TRANSACTIONS

On October 7, 2017, InGen Dynamics started doing business with A.H. Beta Dynamics and Robotics Pvt. Ltd., a company situated in Malleshpallya, Bangalore, India ("Beta Dynamics"). The Company and Beta Dynamics entered into a Consultancy Agreement on October 7, 2017 such that Beta Dynamics would provide its expertise in the area of software engineering, Machine learning, hardware design and mechanical engineering and, provide such services to the Company. Arshad Hisham, the CEO and Founder of Ingen Dynamics is the Director and key shareholder of A.H Beta Dynamics and Robotics Pvt. Ltd. in India.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share. As of the date of this Offering, 6,730,497 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation and Bylaws.

The Company has issued the following outstanding securities:

Type of Security	Common Stock
Amount Outstanding	**6,730,497***
Voting Rights	The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Board could authorize and issue additional shares of Common Stock at a later date. The availability of such shares and their potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Common Stock	100%

*Includes 130,497 shares issued pursuant to the previous Regulation CF Offering. It does not include the conversion of the currently outstanding SAFEs in the aggregate amount of $75,000.

The Company has issued the following outstanding SAFEs:

Type of security	SAFEs (Simple Agreements for Future Equity)
Amount outstanding	**75,000***
Voting Rights	**None**
Anti-Dilution Rights	**None**

*Assuming $1.00 per Unit of a SAFE. The conversion of the SAFE into shares of the Company will be determined at the time of conversion. *See below*.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our Board of Directors from time to time based upon the results of our operations and our financial condition and any other factors that our Board of Directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our Certificate of Incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2015 Stock Incentive Plan. The Company has reserved 2,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of reward. To date, the Company has granted 100,000 shares to a non-employee consultant pursuant to a Restricted Stock Purchase Agreement at a purchase price of $0.00001. There are currently 1,900,000 shares still available for grant under the Plan.

Simple Agreement for Future Equity (SAFE)

SAFE Agreement Issuance

Between January 2016 and October 2017, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with outside investors in an aggregate amount of $75,000 pursuant to Regulation D.

Conversion Rights

SAFE agreements are convertible into shares of the Company's "Safe Preferred Stock" – the shares of a series of Preferred Stock issued to investors upon an Equity Financing. The number of shares the Safe Preferred Stock equals the Purchase Amount divided by the Conversion Price. For purposes of these issued SAFE agreements, the "Conversion Price" means (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

Preemptive Rights

Pursuant to the SAFE agreements entered into and between the Company and some investors, the Company and the investors agreed to "Pro Rata Rights" giving the investor a right to purchase its pro rata share of private placements of securities by the company occurring after the Equity Financing, subject to exceptions.

Pro rata for the purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

For purposes of the SAFE agreements, "Equity Financing" means a bona fide transaction or series of trans- actions with the principal purpose of raising capital, pursuant to which the Company issues and sells Pre- ferred Stock at a fixed pre-money valuation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a small piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are likely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning a lower valuation than in earlier offerings.

IF you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred by any purchaser of such securities, unless such securities are transferred:

(1) To the Company;
(2) To an accredited investor;
(3) As part of an offering registered with the SEC; or
(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual Reports

We filed an annual report on May 8, 2017. Any annual reports will be posted on our website, at www.aidorobot.com.

Updates

Updates on the status of this Offering may be found at: www.republic.co/aido

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until 48 hours prior to end of the Minimum Offering Period. Republic will notify investors when the Target Offering Amount has been met by posting a notice on the offering page. If we reach the Target Offering Amount Prior to end of the Minimum Offering Period, we may close the Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Minimum Offering Period, the funds will be released to InGen Dynamics upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at www.aidorobot.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) it liquidates or dissolves its business in accordance with state law.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Exhibit B – Aido Video Transcripts

Disclaimer

"Disclaimer - Forward looking statements :
This video contains part of the company's conversations with various investors, and , none of the statements constitute an endorsement of our Product or the company by any specific individual or company.

This video contains forward-looking statements. Forward-looking statements give expectations or forecasts of future events and use words such as "anticipate," "estimate," "expect," "project" and other terms of similar meaning, or that are tied to future periods. Any or all forward-looking statements may turn out to be wrong, and actual results could differ materially from those expressed or implied in the forward-looking statements.

Predictions of future performance are inherently difficult and are subject to numerous risks and uncertainties, including those identified in the "Risk Factors" section of InGen Dynamics, Inc.'s filings with the U.S. Securities and Exchange Commission. The company is not required to publicly correct or update any forward-looking statement if it later becomes aware that such statement is not likely to be achieved. "

"When I first saw Aido, I could relate immediately and see the potential for applications in healthcare, retail, and the consumer home.

Its elegant design and form factor along with a personality is a significant advantage over others I've seen.

I saw this young, smart team with a great product. Once you delve into the details, what emerges is the opportunity to
--Increase productivity
--Increase quality of life by helping users to stay more secure, remain healthy, and be better connected to loved ones

There's always risk, but what made me participate was the platform strategy. They leverage the latest speech and AI technology that is wrapped around an open platform for developers to create custom solutions based on pre-built embedded modules. To me, the powerful combination of design, user experience, and customization is what makes aido compelling to business. "

"JOHN GRISPON
AIDO INVESTOR (Pre Series A), VETERAN ENTREPRENEUR,
FORMER CMO RESPONDWELL

The next iterations of the Aido Robot will be fascinating and I can't wait to see it come out ,but there are huge challenges , so obviously my knowledge of that whole engineering and scientific community appealed to me a bit.

The word entrepreneur interests me because in fact I think a lot of people are claiming to be entrepreneurs who really aren't, they just happen to change jobs or, you know, start something new.

But a real entrepreneur, to me, is someone who really has that vision, who forces that vision, who can't be sent off course because of that vision and it's a passion and I think Arshad has that. He really truly is a real entrepreneur.

It takes a certain kind of individual who believes in this dream and believes that he can pull it off.

He seems to know where the finish line is. He has determination to get there and those are pretty powerful qualities to have in somebody who's running a business.

Technology Enthusiast, Business Manager, and AIDO INVESTOR (Pre-Series A)
Anant Patil

"Firstly I've known Arshad Hisham for some time now, and I was responsible for organizing the annual IEEE robotics conference in Columbia University at new york where he spoke. I am really impressed with the founder, Arshad Hisham and his vision for the product.

When I first saw Aido Robot I was immediately excited. I have spent 20 years working in Robotics. Aido caught my eye as the way forward: built on open protocols unlike the other Robots in the market, a fantastic design and a very affordable price point.

 I believe here is the future for Robotics specifically in the health care, retail and personal home market, not only in the US, but also in Europe, Asia, and Africa . There is a world wide market out there.

Dr. Somaya Ben Alloch,
Leading Robotics Expert - Author of 40+ paper s and
10+ years researching social robots
Also was Visiting Assistant Professor - Robotics - Stanford

I think there are several reasons why a company like this didn't exist before. The main one being the new growth drivers that has come into place.

The aging population in the developed countries has been driving the growth of the personal robots market. The declining price of personal robots is another major market driver, which is encouraging the budget-conscious customers to purchase them.And finally the demand for mobile robots has been increasing due to security concerns.

The other reason this company didn't exist when it should have is that this is a "hard" and complex industry. So many entrepreneurs are focused on the industries and markets like apps or software or things like that. But thats a really poor way to find a start-up idea.

The fact is, almost every single industry in America is ripe for disruption, and the only ones that have seen real disruption so far are the ones that are in Apps or software. The difficult industries are the ones where all the next big movements will be.

This is a perfect example.

And I am really impressed with the founder, Arshad Hisham. I know him well enough and enough people in common with him.

So, to recap: What I love about this company is that they are solving a real problem that a LOT of real people have, doing it in a way that ensures immediate cash flow, but also gives them a runway to create a platform that could potentially tackle a huge problem that everyone would love solved.

Like all start-ups, nothing is guaranteed, but this has every chance to get really, really big.

ROBIN THOMAS, Engineering Director at American Express, AIDO INVESTOR
(Mini-IPO Part 1)

One must embrace the fact that there's certain things in life, that carries a lot of risks…But then Great Achievements involves great Risks…Aido as a product has a promise to make rapid technology leap in many areas and for me personally as an engineer, it carries a lot of appeal to invest.

I have known Arshad from my Undergraduate College Days…And I have seen his passion for Engineering & Robotics since then. When he decided to start with his venture, I decided, I'll back him for sure.

Maybe It won't work out, but maybe seeing if it does, will be the best adventure ever…

Hardware Fanatic, Business Head, and AIDO INVESTOR (Seed) , Rajeev Krishnan

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Disclaimer - Forward looking statements :

This video contains part of the company's conversations with various team members.

This video contains forward-looking statements. Forward-looking statements give expectations or forecasts of future events and use words such as "anticipate," "estimate," "expect," "project" and other terms of similar meaning, or that are tied to future periods. Any or all forward-looking statements may turn out to be wrong, and actual results could differ materially from those expressed or implied in the forward-looking statements.

Predictions of future performance are inherently difficult and are subject to numerous risks and uncertainties, including those identified in the "Risk Factors" section of InGen Dynamics, Inc.'s filings with the U.S. Securities and Exchange Commission. The company is not required to publicly correct or update any forward-looking statement if it later becomes aware that such statement is not likely to be achieved.

Voiceover - Over shown with clips of various team members working on the Robot

At InGen Dynamics we are improving quality of life with affordable Robotics.

We see the big picture and make the connections that turn complex problems to elegantly simple solutions.

Our drive to do this better, faster, and, cheaper on each iteration drives us forward.

The InGen Dynamics team improves quality of life by using cutting-edge robotics technology built on affordable and open protocols for households, retail spaces , universities, and healthcare facilities.

The amazing thing about working at InGen Dynamics is that you literally develop technology that can you see come to life inside real Robots. There is nothing like the feeling of seeing your work actually effect the experience of people interacting with such an amazing product. And we are defining the industry as we work.

When you hear the term advanced Robotics you think of something out of a science fiction movie or the Jetsons. Something overly complicated and not actually practical. But here it's actually just the opposite. We are using Robotics to solve complicated real world challenges with Robotics solutions that are incredibly simple and highly functional .

At InGen dynamics we are Improving quality of life with affordable Robotics.

Sumeendranath : Consultant, Aido

Today technology is an integral part of our lives, but we think it can still be improved in so many ways. That's why we want to go one step forward by using robotics.

We firmly believe that robots can work with humans in ways we can't even imagine. Robotics has incredible potential and we are convinced that it will improve our life like we've never dreamt before.

Vinita : Robotics Engineer - Android, Aido

We wish we could have told our 8 year old selves that we are gonna grow up and do this everyday, because its pretty awesome.

Madan K : Robotics Engineer - Hardware / Machine Learning , Aido

Imagine a world where you can transform repetitive and annoying tasks to something practical, fast and even enjoyable, or engaging.

Ajeet K : Robotics Engineer - Android, Aido

This is the future we want to build.

Gishnu : Robotics Engineer- Hardware, Aido

It takes a wide range of talent to do what we do. Ranging from software development, mechanical engineering to machine learning.

Dileep : Robotics Engineer - Hardware, Aido

There is a tremendous flexibility and opportunity to grow, develop personally and professionally here. So being bored is not an option.

Aditya : Robotics Engineer, Aido

Since 2016, when we launched our first prototype , our products have been evolving continuously.
Over the years, we've been accumulating a lot of experience in many fields and that has pushed us to develop new use cases.

Vishwas : Robotics Engineer, Aido

Some have been for solving specific needs, like inventory-taking for retailers, Assisted Living, or light industry demand.

Arshad - CEO

You are invited to come with us to this new future we are building together.

Aido // Video Script Shoulders of Giants

People are capable of accomplishing brilliant things. Brilliant accomplishments open doors to even more brilliance.
We call this standing on the shoulders of giants. As human beings we are drawn to these giants.
Call it curiosity. Ambition. An insatiable drive to achieve great things. It's a tremendous amount of work.
It requires many dedicated people pushing down barriers. In the spirit of purposeful, meaningful, and useful, progress. When all is said and done, something quite remarkable happens.
aido, meet the world.
World, meet aido.
Arshad Hisham:
To stand on the shoulders of giants – it's how we advance, evolve, improve the world we live in. It forces us to imagine solutions to problems in new ways.
At Ingen dynamics we have always known that robotics will improve our lives in unimaginable ways. The timing is perfect. The technology is better, faster and cheaper.

Our access to giants of the industry has been unprecedented.

You grew up dreaming that R2D2, Wall-E, and others would someday become a reality. Your childhood dreams have arrived.

Aido is revolutionary. He is the "internet of things" brought to life. He fills a space in our lives where previously there was only a device. He is not just a personal assistant, an entertainment center, a security hub, a home automation center – he is a presence. He fills a void.

Since the beginning of 2016 when we launched our Indiegogo campaign, aido has evolved tremendously. And the world is taking notice. We are being recognized and celebrated by icons of the industry. Resulting in hundreds of pre-orders from around the world - raising close to a million dollars.

And today we are inviting investors who share our excitement and passion to join our incredible journey. Together, we can make a dent in the universe - and have a lot of fun along the way.

Host:

If I was thinking of investing in a consumer robotics company - there are a number of questions I would ask.

Some of them being -

Is there a market for it? Are the major automation vendors interested in it? What does the industry think about it?

It's only been 9 months since Aido launched on IndieGoGo and the amount of progress Ingen have made has been amazing. Aido setup with a goal to attain 75000 dollars on the IndieGoGo campaign, and they blew that out of the water with close to 434000 in 60 days.

Aido's IndieGoGo campaign was an amazing success. 3 Months later InGen released an SDK for the home Robot platform, one of the few home robot platforms to do so and at this point their crowdfunding had reached almost 700000 dollars. Around this time the press and industry starting noticing InGen - Aido got picked up by IEEE, Walt Disney, Robo-Business and also got invited over to the Boston Consulting Group's annual AI event.

Fast forward to couple of months of development and testing Aido started initial talks with LG, and other vendors. Shortly after these developments Aido was featured as in the global security robot markets research report by Research and Markets, World's largest market research store and also featured in the Fung-Global retail report.

The timing is perfect. The technology is better, faster and cheaper. The next phase of the consumer robotics revolution is well and truly underway. And Aido look positioned to play a central role in this revolution.

Meet Aido

Your friendly Home Robot

Aido can do just about anything.

Aido is an entertainment and learning hub

An interactive personal assistant

Your home manager

He is perfect in every way

Coming soon to your home

Transcript - Feedback from Corporate Mentors
Disclaimer - Forward looking statements :

This video has been recorded as part of a documentary and news release we are creating on our program experience at Plug and Play in Sunnyvale in October 2017. This video contains part of the company's conversations with various mentors, and , none of the statements constitute an endorsement of our Product or the company by any specific individual or company.

This video contains forward-looking statements. Forward-looking statements give expectations or forecasts of future events and use words such as "anticipate," "estimate," "expect," "project" and other terms of similar meaning, or that are tied to future periods. Any or all forward-looking statements may turn out to be wrong, and actual results could differ materially from those expressed or implied in the forward-looking statements.

Predictions of future performance are inherently difficult and are subject to numerous risks and uncertainties, including those identified in the "Risk Factors" section of InGen Dynamics, Inc.'s filings with the U.S. Securities and Exchange Commission. The company is not required to publicly correct or update any forward-looking statement if it later becomes aware that such statement is not likely to be achieved.

- So, I'm just suggesting that if you have something so good, that you can have a general robot that can work in so many environments and you've gotten tremendous traction in the media, you have tremendous traction from raising money, okay? Those stakeholders themselves are telling you don't keep the focus narrow.

- Right.

- That's what they're telling you. So I would focus more in that dimension and I'd focus on a different set of problems. Yeah, no, I think you have something great. Because to get this far, I truly appreciate what you must have gone through to get to this point. And I think you really have something. People who don't have anything to offer the world are not gonna be this successful in fundraising and have this much attention, Google, and the media attention that you've gotten. You have something valuable. You really have something valuable. But it's gonna take a lot of focus, and understand, you know, clear vision of where you're going, It's almost like you're Steve Jobs. Nobody else can see what he could see in his mind of where he wanted to go. And even the whole world was against him, he knew that's where he wanted to go. It's sort of like this, you have to have a very clear vision and not easily be steered by all kinds of things.

- Right, right.

- You know, it could be, I think we're very interested in what the next stage of user interface would be, right? When we don't use tablets and we don't use screens. And we see that as being very important and appealing for patients, nobody wants to tell how they're feeling with their thumbs, especially if they're really not feeling very well. Right, so I do think voice UI and a combination of computer, vision, and data collection there are gonna, will be important. One question for us as a pharma company is, how much do we drive that versus trying to piggyback on its infrastructure. It's a good question right, 'cause it seems like you guys could go lots of different places.

- Right, it's a lot --

- Toy market, you could go to, you know, everything from toys, to health care, and probably dozens of things in between.

- Right, it's, we're actually selling it as a platform. So we think of it as an platform, or, so that we can, it can be tailored to each application, in domain, it's very easy to do that, you can have a drag-and-drop interface, you can program to your own domain even if you don't know programming, easy to create applications for your specific domain, We already released an SDK, we have like 200 developers on board, already they are creating apps for the robot, so if you know Android it's very easy to create apps with robot. So, it's actually, that allows us a lot of freedom, you don't have to kind of specifically design the product for a particular domain, we can easily adapt it for each industry, right, very easy to create apps for it.

- Interesting.

- So, that also gives us some flexibility, so we can actuallyresources, we can actually, do create some apps around it, which you can see in a specific setting and see how it works out, right, that's what's good.

- Yeah, I mean, I think, I think that's interesting, I think that kind of flexibility, at least for our teams, you know my team is kind of an innovation lab that brings in ideas and sort of works with the businesses to see how we might use them, that's better than an iterative process but certainly the ability to program something that feels more healthcare oriented is valuable you could prototype it, you know, we do a lot of service design, sort of, kind of, sessions with patients who are thinking about how to serve patients' needs in an area, right, and I think, you know, that they're aware of these types of products and you could prototype for three or four sessions, it could be, you know, just valuable kind of thing.

- Right.

- Let us Start with the last first.

- Okay

- Which is, the product, so I mean, I think the concept's cool, I do remember seeing, I think I actually saw at some point in time, I think the product's super interesting, there's a lot of applications for it, I like your approach of kind of opening up to all the developers to come in and do their own application. with that you still need some strong reference design where out of the box, it just works to do something, and then, it's more like you can build on top of like, right. So, I mean, I'm even thinking like, simple receptionist thing, out of the box, works for your generic healthcare facility where it can ask a person how they need help, get their name, and add them to a waitlist, you know, do all the, you know, whatever might need to be done on that front, so I think that's interesting. I'm super curious about your, this low price, and how you get to the price.

- It's actually the sound localization, so it can actually tell.

- And is there, right, is there a service model that require, that's part of this model?

- Yeah, there's one cool angles we're looking at, one is give it back distribution, so after the deployment there's a fee, right, and if you're gonna go buy the retail model, with the mobility and directing the price that you're looking at $1500, with the mobility unit.

- Right, that's expensive.

- So we do have different models, so it depends on, and again, one of the benefit of this product is that it's like an empty canvas, right, it's very easy to directly tailor or customize any use keys to the product, I mean, that's the key benefit,

- I just think your price could be a lot higher.

- Right.

- The facilities or the healthcare industry I think is definitely a nice interesting application for it I mean, I could see a couple interesting reference models for like the rec room one that can play games and help you chat with your family and video chat with them you know, versus like the receptionist one, I mean, I could see some interesting trials in that where on one hand it's more like a business process trial if you will, that's helping with the flow and management of people, patients, the other one's more like how it interacts with the elders themselves, and what utility it provides them, you know, as we all know, a lot of elders are challenged in using technology and you know, figuring out how to message someone or use an iPad can be even challenging even though iPad's like super easy, a lot of elders have adopted iPads, but still some struggle with it, so I think that's kind of interesting, there's a lot of research right now in how useful and impactful robots can be in terms of addressing things like loneliness with elders.

- I think there are, we are at the beginning of the curve.

- Right, yeah, so, and I mean, so a robot's not gonna replace a friend, but it can, but a lot of elders are just sitting at home watching TV a lot of the time, and they're probably doing the same thing at eldercare facilities, and so maybe this can be more interactive, get their minds moving more, and that can be beneficial to everyone, so I mean, I think that's, that's kind of super-compelling, but I think in those types of situations, your price-point seems low, that's just my initial thought. Family, or it's the receptionist, for hospitals, I actually think that there might be potentially a bigger market on the receptionist side, it sounds like a lot of the stuff you're doing can already handle that, it's a matter of just writing the right piece for it --

- What you're saying you would want to package it in a way that somebody can use it out of the box, at expensive price.

- Yeah, exactly. And I think.

- The one thing I would also, with any of those, is argue trying to sell something where nothing exists currently, which I would argue is a little bit the scenario with the entertainment thing sitting in the eldercare rec room, whereas if it's the receptionist, you're replacing an existing product, if you will, it's there, which is currently a human thing, and I think a lot of people are now realizing that robots and AI are gonna start replacing certain types of things like that. There's already some high-tech companies around here who use kind of, I wouldn't necessarily call it robotics, it's not movement and stuff like that, but they use like, kind of, non-human receptionists already, but a lot of companies can't afford to build their own systems like that or afford these systems, so if you have something that's much less expensive.

- From a revenue angle, what do you think about getting more into the prospects of the applications if that's okay, or.

- I think it's interesting, like I said, I think if you put out a reference design and you have this platform that's open and you have consultants who come on and they're allowed to kind of build their own use case and resell that and you get a cut of that, I think that's where it's interesting, because little companies out there are gonna have trouble buying something if they have to then find developers to do something to create the application for them, whereas if you're working through those consultants and companies who are familiar with those businesses and are technically savvy they could see this as a tool that could solve a problem they're trying to address, and then getting them a service model.

- So this is the only moving part, right, and that's super important because very, design complexity low, and this is the, right, for the neck,

- Oh, right, okay.

- Right, so this is very good, and you can mimic just like a dog, see the face, it's a large face, large eyes, big head, it's like a puppy, right, so you know, and that's what people like that about, a lot of people love the form factor of the design, and we are honestly looking at the.

- What is the, so I understand you're refining the product development, what is the lead use case you have in mind for now?

- Or are you --

- To see their faces, okay So, I think the lead use cases would definitely be in --

- Does it actually turn based on who's talking?

- Yes, it is a combination of how you move your head plus speech, it can actually turn and face. It does a sound localization only, so based on where the sound is coming from, tries to turn in that direction.

- So just quickly to, because we have limited time, to quickly to find out two, and then have it top of mind for us, is very, very high interest and our team is very motivated, and I think other formers are too, what that means is the patients are in clinical trials, they want to monitor, 'cause patients who are not well you know how are you doing, you know, are you taking meds, are you following protocols, stuff like that, are you sleeping well, and things like that. 'Cause the main thing they are tracking is the medication and they have their nurses following that, so that's not a problem, the problem is any additional information we can find about the patient will help us not only keep the patient in the trial because any time a public trial is lost pharma company, and also it helps them get most of our chronic diseases, it helps us get a little bit the lifestyle, 'cause of the, 'cause you get more insight into the patient's lifestyle, right, so things like can definitely be, things like this, right, also, neurodegenerative diseases, there are examples of kind of, which is why I was asking you about the camera and the voice, right, so folks can actually build biomarkers that detect neurodegeneration based on both how you talk, how you walk, that kind of stuff, right, so multiple sclerosis is where. Folks who are taking medication can actually have flare-ups, in multiple sclerosis when the disease becomes really bad, and then coordination issues and stuff like that. If some people, like this can pick that up, 'cause nobody's monitoring the patient.

- Yes, this can be used as a, check-engine light to like, you know,it can give a --

- And then, you know, as long as, all this needs to do is alert somebody who can then follow up, 'cause then, this is not a medical device, right, it's not diagnosing, it's actually following somebody.

- Yes, that's right, that's right. What is the second use case?

- The second case is, it's very specific to us, but it's something you should think about if it's of interest, rare diseases, so we have a huge franchise that is on rare diseases, a lot of rare diseases are mobility diseases, where you have, they're all genetic diseases, right, you're born with that disease, but they have mobility issues, so your muscle structure is different, or your bone structure is different. A lot of the time the reason they are called rare diseases is that the physician doesn't know it's a disease, right, physician doesn't know the cause of the disease, but if you can, what happens is if one kid in the family has that, the chance is that other kids will be impacted as well, because it's genetic, right, and so if you could have something like this at home that actually monitors the different siblings and stuff like that and actually alerts, again, based on how you move, based on how you talk, if they could alert the provider or whoever, pharma, they're not allowed to alert pharma companies, but providers or nurse care managers, or something like that, then it helps diagnosis of the disease. So yeah, it's the risk benefit, right, so I think pharma is relatively, I mean, think about each clinical trial, like the minimum ticket size of a clinical trial is probably, you know, $30 to $40 million dollars, right, and it goes up from there, so their spend on this is not gonna move the needle, so it more depends on you'll need capital at the beginning to actually build out the use case.

- Yeah, so, let's.

Republic

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Aido

Improving quality of life with affordable multi-functional robotics

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`IMMIGRANT FOUNDERS`   `HARDWARE`   `AI`   `ROBOTS`

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RAISED OF $25K MINIMUM GOAL *i*

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TIME LEFT TO INVEST

114 days

Invest in Aido

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Pitch   About   FAQ   Discussion   Company updates ⓪

Be part of the robotics revolution !

Aido is on a mission to improve quality of life for humans with affordable, and easy-to-use robotics.

Aido is now inviting investors who want to take advantage of a company that has already significantly demonstrated market validation among both consumers and investors alike.

Highlights

- **$1M** raised via crowdfunding in 2017, showing strong market/customer validation, ranked as the 2nd most successful robotics campaign of all time. More than **100,000 in community** including fans and other highly engaged stakeholders

- Previous investment rounds include seed at $2.5M valuation(2016), mini-IPO Title III(273 investors) at **$12M valuation(2016/7)**, a **Pre-Series A round ($1.5M)** commitment with **reputed global and tech investors** (2017)

- Accepted into the prestigious PnP startup program (**Ranked top #20 by Forbes**) in Sep 2017. Selection done by anchor partners *including Johnson & Johnson, Nokia, Siemens, Zimmer, AARP, Ascension, Pfizer and Servier*

- Recognized by major industry associations including IEEE, Boston Consulting Group, and Robo-Business and featured in major global research reports

- Addressing **$34 Billion** market in personal robots, **$1.1 Trillion** in Retail and Hospitality and **$10 Billion** in healthcare . Pilots with a leading senior care company

Deal terms

Funding goal *i*	Investment size
$25K – $352K	min $50, max $100K

Type of security
Crowd Safe · Learn more

Discount	Valuation cap
10%	$15,000,000

Perks

Get additional perks from Aido for your investment



INVEST

$199

RECEIVE

Reserve an Aido Mini at a discounted price of $299. Aido Mini comes with all the features except the mobility module. $299 will be collected when the product is ready.



INVEST

$500

in the US and a $24 B health care group underway.







Aido has been widely covered by Mainstream Media
FORTUNE
The Boston Globe
Mashable
Futurism

aido
Introducing Aido:
the next generation home robot that's a home entertainment hub, a personal assistant, and a home automation and security system – all packed into a single, interactive, mobile, and voice-activated home companion!

RECEIVE

Reserve an Aido Classic at a discounted price of $699. (Regular price $1500). Aido classic comes with the interactive touch screen, head projector, software, Companion App and, the mobility module. $699 will be collected when the product is ready.

INVEST

$1,500

RECEIVE

You will receive an Aido Classic version. Aido classic comes with the interactive touch screen, head projectors, software, Companion App and the mobility module.

INVEST

$2,000

RECEIVE

You will receive an Aido Premium version. Aido premium comes with the interactive touch screen, head projectors, software, Companion App, higher resolution body projector, and the mobility module.

INVEST

$5,000 or more

RECEIVE

You will receive two space grey Aido Premium version. This comes with the interactive touch screen, head projectors, software, Companion App, higher resolution body projector, and the mobility module.

Documents

Official filing on SEC.gov



Form C

Company documents

No documents added yet.



Whether it’s playing with the kids, assisting with chores, managing your schedule, integrating with other smart home devices, patrolling the hallway after you’ve gone to sleep, or helping out with anything from a cooking recipe to learning the piano, there’s little that Aido can’t do!


raised on
Indiegogo
funded from over
1,500 backers
Recognized by BCG, Disney, IEEE,
LG, Robo-Business, and more
BCG
LG
IEEE
ROBO Business


Valuation Growth
InGen Dynamics (Aido)'s valuation has appreciated steadily and rapidly since inception
$12M Valuation - Mini-IPO Round 1
PreSeries A
Mini-IPO Round 2



In September 2017, Aido has got accepted into the prestigious Plug n Play program in Silicon Valley **(Ranked among top 20 programs in the US by Forbes in 2017)**. **Selection was done by** *anchor partners* including Johnson & Johnson, Zimmer Biomet, AARP, Ascension, Pfizer, Boehringer Ingelheim, University of Mississipi Medical Center, Servier among others.

Plug and Play a global innovation platform that connects startups with global corporations, researched over 4000 startups from around the world and selected only 3% into their nine programs in 2017. Plug and Play provides active investments with 180 leading Silicon Valley VCs, and more than 700 networking events per year. **Companies in the community have raised over $4 billion in funding, with successful portfolio exits including Danger, Dropbox, Lending Club, PayPal, SoundHound, and Zoosk.**

Having been selected to of this programs, Aido now has direct access to senior leaders and C-suite executives at prominent brands that are investing significant amounts of time and capital to improve how their companies do business, everything from customer analytics and insights to customer engagement, to product development. These corporations are looking to these startups to support them as they innovate.

The robotics revolution is here and it's progressing at a breakneck pace, and, Aido is leading the way !

/ From Science Fiction To Science Fact /

At some point, almost everyone has fantasized about what it might be like having their own personal, artificially-intelligent robot assistant helping out around the house and making life easier for seniors, retail spaces and humans in general.

Now, thanks to advances in autonomous robotics technology, what was once merely the product of science fiction writers' imaginations is now fast becoming reality.

Following in the footsteps of connected technologies like Apple's HomeKit, Google's Nest, and Amazon's Echo, an all new era of smart domestic droids are making the mechanical march into the common household with the promise of expanding upon the capabilities of existing smart home innovations.

With Aido, we're harnessing a unique blend of technology and nextgen voice interaction to build the world's most useful advanced home robot.

Meet Aido: The Perfect Companion



Invest in Aido

/ A Look At The Features /

We're designing Aido with all the advanced components and functionality he needs to seamlessly and effectively engage with a broad range of the most common daily needs.

Telepresence & Remote Control Control Aido through an Android/iOS app on your mobile device and perform tasks remotely, whether it's checking in on your pet while you're at work, ensuring your home is safe while you're on vacation, assisting a visiting grandparent in real-time, and more.

Superior Voice Recognition An array of 6 mics enables Aido to understand voice commands even in noisy environments. Ask Aido to take photos, control smart home appliances, and more.

Autonomous Charging Aido features up to 8 hour battery life for stationary use and 2 hour battery life for mobility. A specially-designed charging dock and software lets Aido

plug itself in when the battery is low.

Next Gen Mobility Aido balances uses a four point of contact mobility system and features obstacle recognition and avoidance allowing him to maneuver around complex spaces throughout the house.

Open-Source Aido was built to be compatible with modern development tools to allow as many developers as possible to collaborate with us. Aido uses an open-source platform currently running in the Android and Linux environments

Energy-Saving Save energy and cut utility bills by preventing overheating in the winter or over-cooling in the summer. Monitors appliances that may be wasting energy and make sure lights are switched off when not in use.

Home Appliances & Universal Remote Interface and control more than 10,000 smart home appliances using WiFi, BLE, ZigBee, and Z-Wave. With the universal remote, manage and control your multitude of home appliances including TV, AC, and stereo system.

Lighting Assistance Aido has a collar light below the head which can be used for reading books or other purposes. Aido also has guide lights near the mobile base, useful for providing mobile guidance.

Disclaimer : Aido is a work in progress and features / functionality are subject to change.


Contents

Click here to access the 80 Page User Manual / Baseline Functionality Document


Product Progress
Early User Research
More than 400 surveyed
Prototype 3
Basic tabletop created
SDK Version 1 Release
SDK for Tabletop released
BCG invites Aido
Aido TableTop presented
Prototype 2 of the Mobility Unit
Mobility Control System complete

Team Starts R&D
IEEE Conference
Aido presented
Prototype 4 of TableTop complete
60% Core use cases for TableTop released
Prototype 5 of TableTop
All core functionalities of TableTop in beta
Prototype 6 of TableTop
Workflows complete and design scaled down 30%

/ Aido Is On A Roll /



Aido was crowdfunded by the World



From a wildly successful crowdfunding raise ranked second most successful home robot campaign of all time, to securing $188K in Title III investments with 273 investors globally, to perfecting the Aido design across 3 generations of prototyping, the InGen team has accomplished a ton in just a short amount of time.

Watch some of our recent angel investors, previous RegCF investors and leading robotics experts explain why they believe in Aido, InGen Dynamics and our team.

Download detailed due diligence pack for potential investors here



Notable milestones

Social Proof Our company and product has been recognized by major associations including IEEE, Boston Consulting Group, and Robo-Business and featured in major global research reports on security and home robotics. Our team was invited by Disney to showcase Aido at their global innovation campus. With **> 100000** followers on FB, mailing list and other social media.

Key Partnerships We've signed a strategic partnership agreement with LG and have multiple other partnership discussions underway including a leading academic consulting provider and healthcare services firm.

Patents & IP We've filed design patents and have provisional patents with the possibility to expand to 12 patents filed with the USPTO.

Our patents are prepared by a renowned patent attorney based out of Palo Alto who has practiced law for ten years and has extensive experience drafting and prosecuting patent applications for a number of large companies including Texas Instruments, VMWare, LSI Logic, NVIDIA and NetApp.



Manufacturing & Distribution We've signed an agreement with major manufacturers in Germany. We expect to distribute through our online store and the Amazon and eBay marketplaces. We also plan on partnering with big box retailers and Apple/Microsoft stores if there is a product fit.

Company Roadmap



4 Key Differentiator's
Low Costs
Clever Design
Mission
Recognition

Featured in major global industry reports worldwide



Security Robots Market by Types; by Environment; by Verticals; by Regions: Market Size, Forecasts, Insights and Opportunities (2016-2021)



Source a. Research Report


MIND COMMERCE
Personal Artificial Intelligence and Robotics Market Outlook and Forecasts 2017 - 2022
Order Now!
Related Reports
Choose an Option Below
Other Ordering Options
Overview:

Source b. Research Report

Funding Allocation - Use of Proceeds


10%
Ecosystem management
15%
Crowdfunding
campaign fulfillment
50%
Key hires & growth
aido
25%
Commercialization

Market Trends

Robotics is at inflection point like the industrial revolution in the early 1900's


THEN & NOW

Source - a. Roboglobal Industry Report


Market Trends - Healthcare, Retail, Households
1 in 10 American households to own a Robot in the next 5 years

Source - a. Juniper Research

Source - b. Gminsights

Source - c. Cornerstone Capital Group.

Source -d. RetailWire

Source - d. PS Market Research


Service Industry
Tour guides, retail assistance, interactive advertising, etc.
Security & Surveillance
Fire alerts, intruder alerts, noise alerts, air quality inspection, etc.
Personal Assistance
Assistance to seniors at homes, well-being, e-health.

InGen Dynamics is positioned to capitalize on a major consumer and business-facing

robotics market poised for widespread growth in the days ahead.

The best way to innovate is to bring bright, diverse minds together. Watch this video to learn more about the staff and corporates that are bringing Aido to life.

Industry by the numbers
Growth Drivers

1. The aging population in the developed countries has been driving the growth of the personal robots market. High disposable income and the need for convenience in the developed countries are boosting the demand of personal robots in the developed countries.

2. The declining price of personal robots is another major market driver, which is encouraging the budget-conscious customers to purchase them. This is expected to boost the volume sales of personal robots, especially in the developed countries, where a personal robot is only afforded by the higher economic class.

3. The demand for mobile robots has been increasing due to security concerns. These robots are capable of locomotion and are not fixed to only one physical location.

Source - a. P&S Market Research

 

Exit Scenarios

We believe that Aido is a product with a strong upside potential for investors.

We've already received lot of interest from leading electronics and home automation companies. Aligned with our goal is to build an extendable service and domestic robotic technology platform, we envision three potential exit scenarios:

1. Sell the platform, company, and brand value to a strategic buyer and investors can liquidate their shares.

2. Evaluate an IPO of securities.

3. Merge with any other automation integrator and pay investors dividends from profits.

Our Team

The amazing thing about working at InGen Dynamics is that you literally develop technology that can you see come to life inside real Robots. There is nothing like the feeling of seeing your work actually effect the experience of people interacting with such an amazing product. And we are defining the industry with our work.

Be part of the robotics revolution

Dear prospective investor,

Ingen dynamics is now inviting investors who want to take advantage of a company that has already significantly demonstrated validation among both consumers and investors alike. We've got a product that we've proven is in demand, a business model that investors believe in, and a comprehensive roadmap to growth that will be instrumental in making Aido a business and household name.

All we need now is the resources to take us to the next level.

The next 5 years will set stage for how robots could fundamentally transform our homes and daily lives. We believe Aido will play a central part in this revolution. With that commitment to the community, we are incredibly excited to be able to raise funds for the next phase of growth through this platform.

Enabling anyone interested to invest in our company and not just the wealthiest investors, is incredibly gratifying and truly encapsulates our company culture. Together we can make a dent in the universe and have a lot of fun along the way.

Early stage investing is not for the faint hearted, but if you want to take a swing for the fences, we would love to take you along for one of the most incredible journey of your life - making history along the way - together.

Your childhood dreams have truly arrived!



Arshad Hisham

Founder and CEO, InGen Dynamics Inc. (Aido)

About Aido



Legal Name	**Employees**	**Headquarters**
InGen Dynamics Inc	0	
Founded	**Website**	
Jul 2015	http://www.aidorobot.com	
Form	**Social Media**	
Delaware Corporation		


2225 East Bayshore Road , Palo Alto, CA

Aido team

Everyone helping build Aido, not limited to employees



Arshad Hisham
Founder/CEO

Arshad is an entrepreneur, engineer and an MBA. He's built hardware firms, published research papers on robotics, and has held senior roles at IBM, the Australian Govt, and Toyota. He is a frequent speaker on robotics (IEEE,BCG,Robo-Business)



Dr. Chris Danek
Advisor

Chris was the Cofounder/CEO of AtheroMed (Acquired by Philips). Prior to that, he was VP, R&D at Asthmatx (acquired by Boston Scientific). Chris has a PhD(Stanford) in Mechanical engineering,a Wharton MBA, and is an inventor on over 60 US patents.



John Grispon
Angel Investor (Pre-Series A) and Advisory Director (Growth and Marketing)

John was Co-Founder and CEO at RespondWell (Acquired by Zimmer Biomet). He is also a highly experienced business growth strategist and a veteran entrepreneur. He was also the first Entrepreneur in Residence (EIR) at ITEN.







Anant Patil
Angel Investor (Pre-Series A)

A succesful commodity trader and general manager including a business with $200M+ in turnover. Also did Management & control of risks occurring on Price (physical & futures), Basis, Currency, Credit & Counter-party.

Rajeev Krishnan
Angel Investor (Seed)

Accomplished Sales & Marketing professional with over thirteen years of sales management experience. Successful hands on manager.

Sumeendranath R
Consultant Software Engineering/AI

Texas Instruments alumnus with more than 15 years' experience creating groundbreaking technologies. Also has experience developing AI/software for soccer-based robotics.



Anurag Pal
CFO

Anurag is an experienced finance professional with extensive operational, finance and sales, and marketing background. Texas Austin MBA and previous roles including Director at Hewlett Packard.



Aditya Bharti
Robotics Engineer (Linux)

Computer science engineer, experienced in design and automation of project using SBCs, microcontrollers, sensors & IOT, Published research paper on health treatment through big data analysis.



Dileep PJ
Robotics Engineer (Embedded/ Electronics)

Expert in Robotics , Sensors, Embedded System Development, IoT, Cyber Security, and, Computer Vision. Projects include Surveillance Drone,Semi-Automatic Robotic Car, and, Smart Electric Plug. Publication - Autonomous UAV Quadcopter



Ajeet Kumar
Android Developer (Aido)

Computer science engineer specialized in android programing. Knowledge of java programing , php and sql. Working on Aido Applications which help user to make their work easier.



Madan Kumar
Robotics Engineer (Embedded and ML)

Telecommunications Engineer specialised in Embedded Systems and Machine Learning for Robotic applications. Familiar with a wide variety of programing Applications(Python, Android, Linux Scripting, C++, Embedded C, etc), designing Embedded circuits



Vineeta S
Lead Android Developer (Aido)

Android Developer with strong knowledge in Java and C. Key skills include Android, Java, C, Android Studio, Camera, Android Application Development, Android SDK, Gradle, Core Java



Gishnu Mohan
Robotics Engineer (Electronics)

Proficient in Electronics Manufacturing as QA, Handled a Medical Electronic product "SemiAuto Blood Analyzer Machine". Expert in embedded based product development, and Hands on Experience in C, C++, Embedded C, Arduino, Python.



Sriram Iyer
Robotics Engineer (General)

Experience include projects such as object detection, object segmentation, and tracking. Also worked on LIDAR and ROS briefly. Proficient in DIP and Control Systems.



Vishwas S
Robotics Engineer (Machine Learning)

Mechatronics Engineer who specializes in robotics and embedded control systems. Prior experience in developing computer vision algorithms, modeling kinematics for robots and designing embedded circuits for motion control.

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Ready For Social Robots?

Semiconductor Engineering · Aug 22, 2017

Companies rev up new technologies, but it's still unclear how successful they will be. After years of steady growth, innovation and somet...

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Futurism
THE LAWS OF
ROBOTICS

When Will Humanoid Robots Enter Our Homes and Transform Our Lives

Futurism · Jun 1, 2017

Humans have long been fascinated with the idea of robots made in our own image. Isaac Asimov imagined a futuristic world in which humanoi...

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TOSY

Artificial Intelligence Robots That Can Either Be A Friend Or Personal Assistant

Daily Disruption · Mar 31, 2017

With the current advent of technology, human beings are forming a bond with robots. However, some people are wary of the threats that art...

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5 ways to use AI in your own home

Popular Science · Mar 23, 2017

Artificial intelligence promises to change our lives in a multitude of different ways, from driving our cars to diagnosing disease before...

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InGen dynamics unveils 'aido', a balancing smart-home robot

designboom | architecture & design magazine · Jan 6, 2017

dubbed an 'interactive personal home robot', aido aims to take home connectivity to the next level, becoming an indispensable part of you...

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The Best Robots You Can Buy Right Now - Culture | MERRY JANE

MERRY JANE · Dec 15, 2016

If you've caught up on Westworld or Black Mirror 's newest seasons, you've probably also considered how you can become the owner (and mas...

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Watch out Alexa, rivals are angling for your job - The Boston Globe

BostonGlobe.com · Sep 22, 2016

How many job openings does your household currently have for robots or devices with artificial intelligence? Today, you can hire a Looj r...

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This friendly robot wants to become a part of your family

Mashable · Aug 27, 2016

The Aido robot is a friendly, interactive home assistant that features voice activation, a multimedia projector, and smarthome control.

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The smart robots about to invade your home

T3 · Jun 24, 2016

The idea of a helpful home-based humanoid robot isn't new, but in the last year or so we've seen a rush of these types of AI-powered help...

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Aido is pretty much the robot they promised everyone back in the 1950s

The Next Web · Mar 8, 2016

My mom has only one story about robots - and it's that back in the 50s when she was tiny, kids were promised that in the future, you'd ba...

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AN INTERACTIVE & FRIENDLY HOME ROBOT
$300,000+
in pre-orders
PRE-ORDER & SAVE 60%
Retail price is $1499 - Offer ends soon.
WINNER

Aido home robot plays with kids and controls smart appliances

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Aido is a new personal robot that has turned up at Indiegogo and looks a bit like Wall-E's girlfriend Eve if she were much taller and had...

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From Roombas to Rosie - Engineering Domestic Robots > ENGINEERING.com

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Aido Wants to Be Your Next Household Robot > ENGINEERING.com

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A Play

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Aido was developed by Ingen Dynamics in Palo Alto to be the next generation of home robots. The company launched the robot earlier this y...

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InGen Dynamics, Inc.

A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2016

Table of Contents



DiBernardo & Farfan LLP

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
InGen Dynamics, Inc.
Palo Alto, California

We have reviewed the accompanying financial statements of InGen Dynamics, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Report on 2015 Financial Statements

The 2015 financial statements of InGen Dynamics, Inc., which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the period from July 21, 2015 (inception) to December 31, 2015 were reviewed by other accountants whose report dated November 7, 2016, stated that based on their procedures, they are not aware of any material modifications that should be made to those financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

DiBernardo & Farfan LLP

San Pedro, California
October 20, 2017

BALANCE SHEET (UNAUDITED)

	December 31, 2015	December 31, 2016
ASSETS		
Current assets:		
Cash & cash equivalents	$ -	$ 185
Total current assets	-	185
Total assets	-	185
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities:		
Overdrawn cash	73	-
Accounts payable	3,500	6,221
State tax payable	-	824
Deferred revenue	-	41,696
Accrued expenses	-	238,758
Shareholder loan	-	104
Total current liabilities	3,573	287,603
Stockholders' equity (deficiency):		
Common stock, $0.00001 par value, 10,000,000 shares authorized,		
6,600,000 shares issued and outstanding, 5,537,500 shares vested as of December 31, 2016	66	66
Paid-in capital	-	70,500
Accumulated deficit	(3,639)	(357,984)
Total liabilities & stockholders' equity (deficiency)	$ -	$ 185

STATEMENT OF NET INCOME (UNAUDITED)

	12 months ended	
	December 31, 2015	December 31, 2016

Income:		
Revenues	$ -	$ -
Total income		-
Selling, general & administrative:		
Contract labor	-	6,400
Salaries and wages	-	12,250
Bank service charge	139	133
Marketing expense	-	167,168
Research and development	-	80,273
Professional fees	3,500	78,497
Supplies	-	3,000
Office expense	-	5,800
Total selling, general & administrative	3,639	353,521
Operating income	(3,639)	(353,521)
Net income before taxes	(3,639)	(353,521)
Provision for income taxes	-	824
Net loss	$ (3,639)	$ (354,345)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)

	Common Stock		Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Number of Shares	Amount			
Beginning balance at July 21, 2015 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	6,550,000	66	-	-	66
Net loss	-	-	-	(3,639)	(3,639)
Balance as of December 31, 2015	6,550,000	66	-	(3,639)	(3,573)
Share-based payments	50,000	-	70,500	-	70,500
Net loss	-	-	-	(354,345)	(354,345)
Ending balance at December 31, 2016	6,600,000	$ 66	$ 70,500	$ (357,984)	$ (287,418)

STATEMENT OF CASH FLOWS (UNAUDITED)

	#VALUE!	
	December 31, 2015	December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,639)	$ (354,345)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase/(decrease) in overdrawn cash	73	(73)
Increase/(decrease) in accounts payable	3,500	2,721
Increase/(decrease) in state tax payable	-	824
Increase/(decrease) in deferred revenue	-	41,696
Increase/(decrease) in share-based payments	-	70,500
Increase/(decrease) in accrued expenses	-	238,758
Net cash provided by (used in) operating activities	(66)	81
CASH FLOWS FROM FINANCING ACTIVITES:		
Issuance of common stock	66	-
Shareholder loan	-	104
Net cash provided by (used in) financing activities	66	104
Net increase in cash	-	185
Cash, beginning of period	-	-
Cash, end of period	$ -	$ 185
SUPPLEMENTAL CASH FLOWS DISCLOSURE:		
Taxes paid	-	-
Interest paid	-	-

NOTE 1: NATURE OF OPERATIONS

InGen Dynamics, Inc. (the "Company"), is a corporation organized July 21, 2015 under the laws of Delaware. The Company is involved with the Aido personal home robot platform which includes software development, hardware design, and platform development.

As of December 31, 2016, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss for the period ended December 31, 2016, has generated no revenues as of December 31, 2016, and has trivial liquid assets as of December 31, 2016. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional capital financing, including from a planned financing through a stock offering. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets approximate their fair value. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

<u>Fair Value of Financial Instruments, Continued</u>

inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

<u>Accounts Receivable</u>

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable as of December 31, 2016.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of

an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation* and ASC 505-50, *Equity – Based Payments to Non – Employees* for stock-based compensation to employees and non-employees, respectively.

Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Under the fair value recognition provisions of ASC 505-50, stock-based compensation cost is measured at the earlier of the date at which a commitment for performance by the counterparty is reached or the date at which the counterparty's performance is complete and is recognized as expense ratably over the requisite service period. The guidance requires recognition in the same manner as if the entity issuing equity had paid cash for the goods and/or services.

Income Taxes

The Company uses the liability method of accounting for income taxes as

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

<u>Income Taxes, Continued</u>

set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2016, the Company had a Federal and State net operating loss carryforward of $261,660 and $261,521, respectively. The Company incurs Federal and State income taxes at rates of approximately 34% and 9%, respectively. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes, Continued

carryforwards before they expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2016, the Company recognized $824 in taxes, penalties, and interest payable to the State of California.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company authorized 10,000,000 shares of common stock at $0.00001 par value. As of December 31, 2016, 6,600,000 shares of common stock were issued and outstanding. The Company has reserved 2,000,000 shares of its common stock pursuant to the 2015 Stock Incentive Plan.

One stock issuance for 6,500,000 shares was conducted under terms of a restricted stock purchase agreement and is subject to vesting terms where 5,100,000 shares vested immediately and the remaining 1,400,000 shares vest monthly commencing October 28, 2015 at a rate of 1/48 per month, contingent upon continuous service with the Company and other terms defined in the agreement. Unvested shares are subject to a right of the Company to repurchase unvested shares at $0.00001 per share. As of December 31, 2016, 5,537,500 of the shares under this agreement had vested and 962,500 were unvested and subject to the repurchase option.

NOTE 5: SHARE-BASED PAYMENTS

During 2015 the Company adopted the 2015 Stock Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized for grant under the plan is 2,000,000 shares. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non- employee is limited depending on the type of award.

During 2015, a restricted stock purchase agreement for 50,000 shares of common stock at a purchase price of $0.00001 per share was issued under the Plan, and it was exercised in 2015 for the issuance of 50,000 shares of common stock.

During 2016, a restricted stock purchase agreement for 50,000 shares of common stock at a purchase price of $0.00001 per share was issued under the Plan, and it was exercised in 2016 for the issuance of 50,000 shares of common stock. The stock issued in 2016 was for professional services rendered and was valued at a total of $70,500.

During 2016, the Company entered into an agreement wherein it would issue $25,000 worth in share-based compensation, or an asset of equivalent value, to a consultant in exchange for software consultation services rendered in 2016. As of December 31, 2016, no shares have been issued in relation to this agreement, and the company has accrued expenses commensurate of the value ($25,000) of the services received.

Shares available for grant under the Plan amounted to 1,900,000 as of December 31, 2016.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Regulation Crowdfunding Equity Offering

On December 15, 2016, the Company opened an equity offering under Regulation CF. The offering provides for the issuance of up to 709,200 shares of the Company's common stock at a price per share of $1.41. The offering was closed in April 2017, after raising $182,847 is gross proceeds.

Indiegogo Campaign

The Company closed its pre-order/rewards crowdfunding campaign on Indiegogo in March 2017, with total proceeds of $889,000.

SAFE Agreement Issuance

Between January and October 2017, the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $75,000 in exchange for payments ranging from $10,000 to $40,000 from various individuals and/or trusts. The SAFE agreements provide the investors with right to future equity in the Company under the terms of the agreements. The SAFE agreements become convertible into shares of the Company's

NOTE 8: SUBSEQUENT EVENTS, Continued

stock at anywhere from a 20%-90% discount to the offering price per share, subject to a valuation cap between $2,500,000 and $10,500,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing.

Management's Evaluation

Management has evaluated subsequent events through October 20, 2017, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.